UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Report of Voting Results for shareholders’ meeting held on June 8, 2006

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: June 9, 2006

                   By: /s/

       Name: K. Thomas Bailey

       Title: Chief Financial Officer

REPORT OF VOTING RESULTS

June 8, 2006

Autorité des marchés financiers

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Administrator Branch

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial Services Commission

Securities Commission of Newfoundland and Labrador

Dear Sirs:

In accordance with National Instrument 51-102 “Continuous Disclosure Obligations”, the matters voted upon by shareholders at the Annual General and Extraordinary Meeting of shareholders of Angiotech Pharmaceuticals, Inc. (the “Company”) held on June 8, 2006 were decided as follows:

•

Shareholders elected Messrs. William L. Hunter, David T. Howard, Hartley T. Richardson, Edward M. Brown, Arthur H. Willms, Glen D. Nelson and Gregory Peet as directors of the Company to serve until the close of the next annual general meeting or until they cease to hold office.

•

Shareholders appointed PricewaterhouseCoopers LLP to serve as auditors of the Company until the close of the next annual general meeting and the directors were authorized to fix the remuneration of the auditors.  Shareholders also approved the change in auditors from Ernst & Young LLP to PricewaterhouseCoopers LLP.

•

Shareholders approved a resolution adopt a new 2006 stock incentive plan as described in the Company’s information circular for the meeting.

Yours truly,

“David Hall”

David Hall

Chief Compliance Officer and Secretary

Angiotech Pharmaceuticals, Inc.